UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F       ☒          Form 40-F     ☐

Attached as Exhibit 99.1 is the registrant’s audited consolidated financial statements for the fiscal years ended August 31, 2023 and August 31, 2022, and attached as Exhibit 99.2 is the registrant’s Management’s Discussion and Analysis for the fiscal year ended August 31, 2023.

The information contained in Exhibits 99.1 and 99.2 to this Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-267893) and Registration Statement on Form S-8 (File No. 333-264089).

Exhibits

Exhibit No.	Exhibit
99.1	Audited consolidated financial statements for the fiscal year ended August 31, 2023 and August 31, 2022
99.2	Management’s Discussion and Analysis for the fiscal year ended August 31, 2023
99.3	Form 52-109F1 Certification of Annual Filings – CEO
99.4	Form 52-109F1 Certification of Annual Filings – CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: November 27, 2023	By:	/s/ Kulwant Sandher
	Name:	Kulwant Sandher
	Title:	Chief Financial Officer